

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

No Act
P.E. 12-23-02



03016624

February 26, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 23, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 23, 2002 concerning a shareholder proposal submitted to Boeing by the Ray and Veronica Chevedden Family Trust. We also have received a letter on the proponent's behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 23, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Annual Election of Directors Submitted by Ray and Veronica Chevedden Family Trust, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On October 21, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Ray and Veronica Chevedden Family Trust, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to annual elections of directors and states, in relevant part:

> *Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. The Proposal is excludable under Rule 14a-8(i)(8) because the Proposal would, if implemented, disqualify previously elected directors from completing their terms on the Company's Board of Directors.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

3. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company in order to advance his own personal agenda and thereby thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules. Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the SEC during the 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb.7, 2001).

Explanation of Bases for Exclusion

1. The Proposal is excludable under Rule 14a-8(i)(8) because the Proposal could disqualify previously elected directors from completing their terms on the board.

The Proposal is properly excludable under Proxy Rule 14a-8(i)(8)—relates to election—because it does not include language indicating that, if implemented, the Proposal will not disqualify directors previously elected from completing their terms on the Board. The Staff has consistently concurred that board declassification proposals that, if implemented, would prevent current directors from completing their present are properly excludable, unless modified by the Proponent. *See The Boeing Co.* (Feb. 6, 2002); *DT Industries, Inc.* (Aug. 10, 2001); *The Boeing Co.* (Feb. 23, 1999); *TRW Inc.* (Feb. 11, 1999).

We recognize that the Staff frequently permits proponents to cure this particular defect by submitting a revised proposal, which indicates that the proposal, if implemented, will not affect the unexpired terms of directors elected to the board at or prior to an upcoming annual meeting. *See Conseco, Inc.* (Apr. 5, 2002); *The Boeing Co.* (Feb. 6, 2002); *DT Industries, Inc.* (Aug. 10, 2001). However, in this case, we specifically request that the Staff concur that the Company may exclude the Proposal on this basis <u>without</u> affording the Proponent an opportunity to submit a revised Proposal. Our basis for this request is the fact that the Proponent is well aware that his board declassification proposals must include language that protects directors having unexpired terms. The Staff has advised the Proponent of this on numerous occasions. *See The Boeing Co.* (Feb. 6, 2002); *Honeywell International, Inc.* (Mar. 2, 2000); *Raytheon Co.* (Mar. 9, 1999); *The Boeing Co.* (Feb. 23, 1999); *TRW, Inc.* (Feb. 11, 1999). In 2002 and 1999, the Company itself objected to the Proponent's board declassification proposals on this basis and each time the Staff permitted the Proponent to submit a revised proposal to cure the defect. *The Boeing Co.* (Feb. 6,

2002); *The Boeing Co.* (Feb. 23, 1999). Yet, notwithstanding this fact, the Proponent continues to submit board declassification proposals without the required language. We submit that the Proponent's continued disregard of the Staff's oft-repeated instructions on this matter is simply an attempt to force companies to resort to the no-action letter request process. We further submit that requiring the Company to restate the same objections to the Proponent's board declassification proposals year after year in an effort to have the Proponent cure a defect he clearly understands is a waste of the Company's and the Staff's time, money and resources.

By letter dated, December 17, 2002, the Company notified the Proponent of its intention to challenge the Proposal under Rule 14a-8(i)(8), unless Proponent submitted a revised Proposal with the appropriate language to protect the unexpired terms of the Company's current directors. *See* **Exhibit B**. On Monday, December 23, 2002, the date of this letter, Proponent notified the Company "that directors may complete their terms and that the [P]roposal text is not intended to be interpreted otherwise." *See* **Exhibit C**. However, Proponent has yet to submit a revised Proposal. If and when the Proponent submits a revised Proposal, the Company will amend its no-action letter request accordingly. Until that time, however, the Company will continue to challenge the Proposal on this basis.

2. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The*

Boeing Co. (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of the Proponent's previous proposals and statements under this rule, *See, for example, Honeywell International Inc.* (Oct. 26, 2001); *APW Ltd* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 10, 2000); *The Home Depot, Inc.* (Apr. 4, 2000); *Electronic Data Systems Corp.* (Mar. 24, 2000); *The Boeing Co.* (Mar. 6 2000); *Honeywell International Inc.* (Mar. 2, 2000); *Sempra Energy* (Feb. 29, 2000); *Caterpillar Inc.* (Jan. 13, 2000); *Raytheon Co.* (Mar. 9, 1999); and *The Boeing Co.* (Feb. 23, 1999).

First,

- **the Proposal headings, located at the beginning and end,** which recommend that shareholders *"Adopt Proposal Topic that Won Our 50%-Plus Approval"*;

- **the second half of the first sentence in paragraph four,** which indicates that *". . . shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2002"*;

- **the heading for paragraph seven,** which states that *"Our vote exceeded 50% at 2 annual meetings"*;

- **the first half of the first sentence of paragraph seven**—*"This proposal topic won more than 50% of the yes-no votes at our 1999 and 2002 annual meetings..."*; and

- **the second sentence of paragraph eight,** which states that *". . .consistent with directors accepting our yes-no votes in 1999 and 2002 for their own election, directors should give equal value to our yes-votes for shareholder proposals"*

are materially false or misleading because the statements misleadingly imply that the Proponent's prior proposals passed, when in fact they did not. Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. *See Del. Gen. Corp. Law Section 216(2).* As indicated in the Form 10-Q reports filed following the Company's annual meeting in each year indicated, the proposals received the following percentages of the shares present and entitled to vote: 2002 (49.48%); 2001 (45.06%); 2000 (48.36%); 1999 (49.89%) and 1997 (47.56%). Not once has a prior variation of the Proposal passed under Delaware law. The Proponent's figures reflect the vote totals for the percentages of the votes for and against in the same five years: 50.49%, 45.97%, 49.16%, 51.01% and 48.33%. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. It is misleading to shareholders for the Proponent to suggest that his proposals "won" or "were approved" in the years cited when in fact they did not pass in any legal sense. Proponent's statements misleadingly imply that the Company is flouting Delaware law at the expense of its shareholders. Describing the prior elections solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders. Repeating this misstatement five times only compounds the error. We note that on numerous previous occasions, the Staff has directed the Proponent to delete similar misleading references to the vote totals garnered by his proposals. *See Northrop Grumman Corp. (Mar. 22, 2002); Honeywell International, Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Mar. 6, 2000).

Moreover, Proponent's statement in the **second sentence of paragraph eight**—"*consistent with directors accepting our yes-no votes in 1999 and 2002 for their own elections, directors should give equal value to our yes-votes for shareholder proposals*"—is also properly excludable because it misleadingly suggests that the voting thresholds required to pass a shareholder proposal and approve director nominees is the same. That is incorrect. As noted above, under Section 216(2) of the DGCL, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. However, consistent with Delaware law, Article II Section 2 of the Company's bylaws, a copy of which is attached to this letter as **Exhibit D**, the Company's director nominees are elected by a plurality of the votes cast. Section 216(3) of the DGCL provides that, unless a Delaware corporation's certificate of incorporation or bylaws specifically opt out of such provision, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Proponent's statement improperly links two unrelated voting methods and thereby misleadingly suggests that if a shareholder proposal receives at least the same number of "FOR" votes as a director nominee, the shareholder proposal should be deemed approved.

This is inconsistent with Delaware law and the Company's own governing instruments.

Second the **heading and the first sentence of paragraph three**—*"Strong Institutional Investor Support—Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002.""*—are properly excludable because they are undocumented assertions of fact not capable of verification by reference to the text of the proposal itself. None of the institutional investors constituting "strong institutional investor support" or "major companies" are identified, nor are the 25 different "approval rates" by which the Proponent deduces an average "approval rate" of 63%. These statements are unsupported and are designed to give stockholders the false impression that the Proponent enjoys wide backing of institutional investors. We are not aware of a single institutional investor who has publicly endorsed the Proponent, his tactics or his proposals. Time and again, the Staff has directed that that Proponent's use of generalized declarations of support by "institutional investors" or references to "major companies" be amended to include references to specifically identify the institutional investors or major companies. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* (Mar. 26, 2002); *Southwest Airlines Co.* (Mar. 21, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted. At a minimum The Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements. Otherwise, the statements should be deleted altogether.

In addition, we note that **the heading, which refers to "approval rate"**, is by itself misleading because such terminology may or may not accurately reflect the vote calculation methods mandated by the state laws to which these various companies are subject. As noted above, under Delaware law, for example, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. Also, the statement is properly excludable because it suggests that "approval rates" correspond to "strong institutional investor support" a fact the Proponent fails to adequately establish.

Third, the **references to the Council of Institutional Investors ("CII") policies and website in paragraphs three and four**—*"Annual election of each director is a [CII] www.cii.org core policy. Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2000.*

Institutional investors own 62% of Boeing stock"—are properly excludable because they omit material information and are misleading. These statements fail to disclose, among other things, (i) that CII's recommendation is a *general* recommendation only and that, as such, it does not take into account the specifics regarding the Company, its governing instruments or the requirements of Delaware law, (ii) that CII's recommendation is silent as to whether it recommends a shareholder vote only *before* a Delaware company's board adopts a bylaw amendment or whether the recommendation extends to a shareholder vote *after* such an amendment has been properly adopted by the board; and (iii) reason why Company shareholders who are *not* CII members should give any weight to CII's recommendation.

Proponent's particular **reference to the website www.cii.org** is properly excludable as an alleged source for information regarding the recommendation for annual election of directors because the reference is false and misleading. There is nothing on the main web page **www.cii.org** with regard to "annual election of directors." While we are aware that the council maintains other pages (some of which may be accessed through the referenced page) that may contain potentially relevant information, this page does not. As the Staff has noted, a website address may be excluded because the "information contained on the website may be. . .irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No.* 14 (July. 13, 2001). We note also that the Staff consistently directs the Proponent to delete the CII website from his proposals. *See Allegheny Energy, Inc.* (Mar. 20, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002); *Raytheon Co.* (Mar. 13, 2002); *Pharmacia Corp.* (Mar. 07, 2002); *Bristol-Myers Squibb Co.* (Mar. 4, 2002); *The Boeing Co.* (Mar. 2, 2002); *Sears Roebuck & Co.* (Feb. 26, 2002). Notwithstanding this, the Proponent persists in including the reference in his proposals.

The Proposal's reference to CII is juxtaposed with the assertion that **62% of the Company's shares is owned by unidentified institutions**. It is unclear how the Proponent derived this number or as of which date it speaks. Indeed, the Company does not tabulate or report the characteristics of its stockholders. The juxtaposition of the statements regarding the support received by other proposals at prior meetings, with the fact that the Company is supposedly 62%-owned by "institutional investors," is misleading because it suggests that the unidentified institutional investors are CII members that will likely vote for the Proposal. Courts have found similar representations to be misleading under Rule 14a-9. For example, in *Lone Star*

Steakhouse & Saloon v. Adams ("Lone Star"), 148 F. Supp. 1141 (D. Kan. 2001), the Court, in the context of a contested election of directors, concluded that both (i) an overstatement of the percentage of shareholder support and (ii) a claim of support from an unspecified number of unidentified stockholders were materially misleading under Rule 14a-9; the court viewed those statements as intended to ". . .generate a bandwagon effect on other shareholders" and that "if shareholders believe that a significant number of other investors support defendant, that belief will likely impact the decision of those investors with less time to research the claims of either existing management or the proxy contestants." Here, the juxtapositioning of these statements is intended to do nothing more than generate such a "bandwagon effect" for the Proposal.

Fourth, the **sixth paragraph beginning "Flaws in Company Study. . ." and ending ". . . on an entrenched long-term strategy"** is properly excludable because it is misleading and irrelevant to the topic of the Proposal. The entirety of this paragraph is merely a continuation of several complaints voiced by the Proponent at the Company's 2002 Annual Meeting in Chicago regarding the wording of the Board of Director's statement in opposition to the Proponent's 2002 annual election of directors proposal. Proponent alleges in **the first sentence of paragraph six** that there is *"evidence that our management has not thoroughly researched shareholder proposal topics"* and in **bullet two of paragraph six** that *"there is no evidence that our management located any of the numerous reports that support this shareholder proposal topic."* No evidence or documentation is offered to support these claims and the statements misleadingly suggest that the Company is under an affirmative obligation to gather information from unidentified institutions or analysts. The statements further misleadingly suggest that the board's opposition to declassification is nothing more than arbitrary. Thus, the statements indirectly impugn without factual foundation the character of the members of the board of directors, a tactic clearly prohibited by Proxy Rule 14a-9 and the Staff's interpretations thereunder. *See Honeywell Int'l, Inc.* (Oct. 26, 2001); *Honeywell Int'l, Inc.* (Mar. 2, 2000); *Electronic Data Sys., Corp.* (Mar. 11, 1999).

In addition, it is quite simply irrelevant to the merits and substance of the Proposal topic whether the board of directors chooses to qualify statements in its opposition statements by using the term *"believes."* Proponent misleadingly suggests in **bullet one of paragraph six** that the board's choice of words somehow lessens the deliberateness or precision of its reasons for opposing any particular proposal. Just as any shareholder proposal may and should contain the proponent's opinions, as long as those opinions are appropriately qualified as such, so may and should a board's statement in opposition. The Company's board chooses to follow the same requirement the Staff imposes on proponents—to qualify opinions as such or delete them altogether. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indust., Inc.* (Aug. 10, 2001). For this reason, we also take issue with Proponent's statement in **bullet four of paragraph six** that *"from the text our management appears to overly-rely on an entrenched long-term strategy"* because it is an opinion which should either be qualified as such or deleted from the Proposal. Proponent does not say why this "long term strategy" is not in the interests of shareholders, nor does he explain how the board's 2001 opposition statement demonstrates over-reliance on such strategy.

Finally, we note that on prior occasions, the Staff has directed the Proponent to delete similarly irrelevant and inflammatory discussions from his proposals. *Raytheon Co.* (Mar. 13, 2002) (directing Proponent to delete discussion concerning management's response to the proposal topic); *The Boeing Co.* (Feb. 7, 2002) (directing Proponent to delete discussion concerning Company's use of a law firm to handle shareholder proposals and board's unwillingness to permit shareholder votes on "routine" topics).

Fifth, Proponent's allusion to *"vote tabulation irregularities (1999)"* in the **second half of the first sentence of paragraph seven** is properly excludable because it is materially false and misleading, a fact that the Proponent is well aware of. This well-worn and baseless allegation has appeared in a number of the Proponent's proposals to the Company over the years, the latest in 2000. At that time we challenged the Proponent's statement that "tabulating irregularities were also reported" as false or misleading and the Staff concurred, directing the Proponent to revise the statement and support it with "an accurate citation to a specific source." *The Boeing Co.* (Feb. 2, 2001). Unable to support the statement, the Proponent dropped the allegation from the final version of his proposal. *See The Boeing Co., DEF14A* (filed Mar. 23, 2001). And, notwithstanding the Staff's previous consideration of this statement, the Proponent has inserted it yet again in the present Proposal. That the Proponent has tried to sneak this false statement past the Staff before, and failed, makes it all the more incredible that the Company should have to waste its valuable resources rehashing the issue with Proponent and the Staff. As was explained in the Company's letter preceding the Staff's February 7, 2001 no-action letter, the Company learned on the day of the 1999 Annual Meeting, which was a Monday, that internet and telephone voting through its transfer agent's facilities had inadvertently been closed at the close of business on the preceding Friday, instead of Sunday afternoon as stated in the Company's 1999 proxy card. The Company's transfer agent accepted full responsibility for the error. The Proponent's charge of "tabulating irregularities" is unfounded, inflammatory, and, in view of his knowledge of the matter, intentionally false and misleading. On this particular matter, we ask that the Staff to bar the Proponent from repeating this allegation in future proposals.

Sixth, and finally, the **last sentence of the Proposal** states: *"To protect our investment money at risk: Elect Each Director Annually."* This sentence is misleading in that it posits the existence of a cause-and-effect relationship between a vote "for" the Proposal and an increase in the value of the Company's shares. The value of a registrant's shares is undoubtedly affected by a host of factors, but the Proponent cites no basis or support, factual or otherwise, for his belief that there is a cause-and-effect relationship between a vote "for" a precatory proposal, such as the Proposal, and the value of a registrant's shares.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

3. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements—because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 2 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: John Chevedden
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

3 – Elect Each Director Annually
Adopt Proposal Topic That Won Our 50%-Plus Approval

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

This proposal is submitted by Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2002. Institutional investors own 62% of Boeing stock.

Serious Challenges Faced by our Company

Shareholders believe that the serious challenges faced by our company in the past year demonstrate a need for shareholders to vote annually regarding each director:

1) Boeing acknowledged that it will fall behind Airbus. Airbus expects to make 300 deliveries in 2003 compared to Boeing's 285 deliveries.
2) Low demand for 747s, 757s and 767s results in production of only one of each per month.
3) 737 rudder fix to cost Boeing nearly $1 billion.
4) Boeing shares slip to $30, well off the 52-week high of $51, as Boeing targets its 30,000th job for elimination.
5) Boeing commercial satellite and launch business may be several years from recovery.
6) Boeing will take a $250 million charge due to the battered airline industry.
7) Even more unsettling for investors, Boeing could be forced to take a much larger charges if United Airlines files for bankruptcy.

Flaws in Company Study of this Proposal Topic after 4-years to prepare analysis

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance in our management's 2002 formal statement on this topic:

1) Six sentences are restricted by the subjective word "believe."
2) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic.
3) Our management claimed that directors are just as accountable with 3-year terms as with one-year terms. An analogy would be a claim that Boeing employees would be just as accountable by changing to 3-years between job reviews.
4) From the text our management appears to over-rely on an entrenched long-term strategy.

Our vote exceeded 50% at 2 annual meetings

This proposal topic won more that 50% of the yes-no votes at our 1999 and 2002 annual meetings in spite of vote tabulation irregularities (1999).

EXHIBIT A

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. Shareholders believe that, consistent with directors accepting our yes-votes in 1999 and 2002 for their own election, directors should give equal value to our yes-votes for shareholder proposals.

To protect our investment money at risk:

Elect Each Director Annually
Adopt Proposal Topic That Won Our 50%-Plus Approval
Yes On 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Annual Election of Each Director
Chevedden Family Trust

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Lines 2, 11, 36, 37 and 41

Contrary to the company insinuation the proposal text does not state or imply that the proposal "passed." Contrary to the company insinuation the proposal text does not state or imply that the proposal "won" anything more than a specific percentage of votes. The company does not claim that all legitimate professional analysis of voting results, such as ISS and IRRC are bound by the company's favorite interpretation of Delaware law.

Line 3

The following message was sent by email to the Boeing Corporate Secretary. The company did not cite a precedent in which there was an existing shareholder statement that clarified the meaning of the proposal.

Date: Mon, 23 Dec 2002 08:52:50 -0800 (PST)
From: "Olmsted Point" <olmsted7point@yahoo.com>
Subject: Proposal text
To: "Johnson, James C" <james.c.johnson@boeing.com>
Dear Mr. Johnson,
It is agreed that directors may complete their terms
and that the proposal text is not intended to be
intrepreted otherwise.
Sincerely,

John Chevedden

If the company feels this does not meet the company objection, the company has the additional option of including notice of this in the management position statement in the definitive proxy which has no limits on the number of words.

Line 7

The Investor Responsibility Research Center June 14, 2002 news release supports the 63% figure. A greater than 60% overall proposal vote result is highlighted in the enclosed updated Investor Responsibility Research Center chart. The number of companies has increased to 41. The company does not explain how a shareholder proposal topic could consistently receive more than 60% approval without strong institutional shareholder support, given today's large percentage of institutional shareholder ownership.

Line 9

The company raises trivia – such as a complaint that it takes more than one click of the mouse to access information on the CII website.

The fallacious company method regarding CII recommendations would lead to the conclusion that if one is not a fire department employee there is no basis to "give any weight" to a fire department safety "recommendation."

Line 12

The CII acronym in line 11 is clearly different from "Institutional investors" in line 12.

The Reuters Yahoo! Report is included to support the approximate 65% figure for institutional ownership. The company claim of ignorance on this institutional investor ownership percentage is like a confession of company incompetence in conducting elementary corporate governance research and furthermore damages company credibility. The company has failed to give a basis to suppress shareholders from communicating information which is increasingly available from reliable internet sources.

Line 16 to line 25

There is no company challenge on the detailed factual information in these 10-lines.

Line 26

The company seems to claim (in error) that if an issue is addressed at the annual meeting, this is grounds to suppress the issue from a shareholder proposal.

Line 29

The company claims, again without any support whatsoever, that it is appropriate for the Board to use the unsupported words of "believes" and "disagrees" for corporate governance policy decisions. The company does not address whether it would be more appropriate for the board to give a sound basis to support a key corporate governance position and link that basis closely to the board's position. The company does not establish a sound basis for shareholders to be suppressed in communicating that the board places significant weight on its personal beliefs to reach a key governance policy position.

Contrary to the company scenario, a narrative on a purported company evaluation does not meet the requirement of evidence.

Line 30

The support for "there is no evidence that our management located any of the numerous repots that support this shareholder proposal topic" is the repeated company definitive proxy statements filed with the Securities and Exchange Commission which do not acknowledge, cite or rebut any specific reports that support this shareholder proposal topic.

Line 35

The management position is enclosed with emphasis on "stability," "stability" without recognizing that fundamental changes in direction are sometimes needed. Contrary to the company insinuation the Staff is not believed to have used the term "inflammatory discussions" in no action determinations.

Line 37

"When some Boeing shareholders tried to vote their proxies by e-mail or by telephone on April 23, they were surprised to fine a message telling them that voting had been closed so that Boeing could tabulate results for the annual meeting. Originally, shareholders said they had been told that they could cast their proxy votes vial e-mail or telephone any time before noon Seattle time on April 25," according to *Corporate Governance Highlights*, May 7, 1999. Furthermore, the proposal for annual election of each director came within 0.1% of a majority of votes cast.

Line 41

The statement, predicated with "believe" is based on *The Corporate Governance Advisor*, January/February 2001:

"A flawed system under which corporate directors routinely ignore majority votes for non-management proposals, rendering them value-less and ineffective, while, at the same time, giving majority votes full value and effectiveness when they are cast for management proposals. This double standard is undemocratic and inimical to the rights and interests of shareholders."

Line 44

The company has provided no evidence that an investment in company stock does not involve risk or that company shareholders are encouraged to ignore risk. It is a simple expression of common sense that if shareholders have the ability to annually send a real message to each director in the form of a vote, that directors may exercise greater diligence and care to reduce investment risk. If the company claims the board can rely on 'beliefs," the company cannot consistently demand that shareholders not rely on common sense.

From *Analysis of Key SEC No-Action Letters:*

Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.

American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,



John Chevedden
Boeing Shareholder

cc:
Ray T. Chevedden

Philip Condit
Chairman



IRRC

Corporate Governance Service
Research Section –

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(X) pending proposals	—2002— *# of proposals*	*Average vote+*	—2001— *# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+ Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Profile - Boeing Company (NYSE:BA)

As of 2-Jan-2003

Upcoming Events

Mar 7 Dividend payment of $0.17

Location

100 N. Riverside
Chicago, IL 60606

Phone: (312) 544-2000
Email:
wwwmail.boeing2@boeing.com

Employees (last reported count):
169,000

Financial Links

- Institutional Ownership
- Upgrade/Downgrade History
- Historical Price Data
- SEC Filings from Edgar Online

Competitors:

- Sector: Capital Goods
- Industry: Aerospace & Defense

Company Websites

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- Products & Services

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Index Membership

- Dow Industrials
- S&P 500

Ownership

- **Insider and 5%+ Owners:** 13%
- Over the last 6 months:
  - one insider sell; 3,000 shares
- **Institutional:** 65% (74% of float) (1,776 institutions)
- **Net Inst. Buying:** 21.5M shares (+ 4.00%) (prior quarter to latest quarter)

More From Market Guide

- Highlights
- Performance
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Business Summary

The Boeing Company, together with its subsidiaries, is an aerospace firm. The Company operates in principal areas that include commercial airplanes, military aircraft, missile systems, space and communications and customer and commercial financing. The Commercial Airplanes segment is involved in development, production and marketing of commercial jet aircraft; the Military Aircraft and Missile Systems segment is involved in the research, development, production, modification and support of military aircraft; the Space and Communications segment is involved in the research, development, production, modification and support of space systems, missile defense systems, satellites and satellite launching vehicles, rocket engines and information and battle management systems, and the Customer and Commercial Financing segment is primarily engaged in the financing of commercial and private aircraft and commercial equipment.

More from Market Guide: Expanded Business Description

Financial Summary

BA develops and produces jet transports, military aircraft and space and missile systems through three segments: commercial airplanes, military aircraft and missiles and space and communications. For the nine months ended 9/30/02, net sales fell 5% to $40.37 billion. Net income before accounting change fell 37% to $1.73 billion. Results reflect lower sales of commercial airplanes, reduced gross margins and an increase in SGA, share-based plan and interest expenses.

More from Market Guide: Significant Developments

Board of Directors' Response

The Board of Directors has evaluated the changes suggested by this proposal on several occasions. This evaluation has included guidance from outside advisors, including a consultant on corporate governance issues. The Board believes that its classified board structure, which has been in place since it was approved by the shareholders in 1986, continues to be in the best interests of the Company and its shareholders.

Under the Company's by-laws, the Board of Directors is divided into three classes with directors elected to staggered three-year terms. Approximately one-third of the directors stand for election each year, and the entire Board can be replaced in the course of three annual meetings, all held within approximately two years. The Board of Directors believes an active, professional board benefits in many ways from classifying its directors. Most notable among these benefits are increased stability, improved long-term planning, and enhanced independence.

The Board of Directors believes that the three-year staggered terms provide stability and ensure that a majority of the Company's directors at any given time have prior experience as directors of the Company. This ensures that the Board of Directors has solid knowledge of the Company's complex business and products, as well as its product strategy. Directors who have experience with the Company and knowledge about its business are a valuable resource and are better positioned to make the fundamental decisions that are best for the Company and its shareholders. The Board observes that numerous well-respected U.S. corporations and institutional investors have classified boards.

In addition, the Board of Directors believes that electing directors to staggered three-year terms enhances long-term strategic planning. The Board continuity made possible by the classified board structure is essential to the proper oversight of a company like ours that has high-technology products and programs that require major investments to be made over long periods of time. The Board of Directors believes a classified board is appropriate for Boeing and ensures responsible, knowledgeable representation of the long-term interests of Boeing and its shareholders. The annual election of only one-third of the Board also helps to prevent abrupt changes in corporate policies, based on misplaced short-term objectives that might result if the entire Board could be replaced in one year.

Moreover, we believe that electing directors to three-year, as opposed to one-year, terms also enhances the independence of non-management directors by providing them with a longer assured term of office. Three-year terms for directors also assist the Company in attracting director candidates who are willing to make a longer-term commitment to the Company.

The Board of Directors also believes that a classified board structure enhances the Board's ability to negotiate the best results for shareholders in a takeover situation. A classified board encourages a person seeking to obtain control of the Company to negotiate with the Board. At least two annual meetings will be required to effect a change in control of the Board. This gives the incumbent directors the time and leverage necessary to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all shareholders and weigh alternative methods of maximizing shareholder value for all shareholders. It is important to note, however, that although the classified board is intended to cause a person seeking to obtain control of the Company to negotiate with the Board, the existence of a classified board will not, in fact, prevent a person from accomplishing a hostile acquisition.

The Board of Directors believes that the benefits of the current classified board structure do not come at the cost of directors' accountability to shareholders. We believe that directors elected to three-year terms are just as accountable to shareholders as directors elected annually, since all directors are required to uphold their fiduciary duties to the Company and its shareholders, regardless of the length of their term of office. The Board of Directors believes the annual election of one-third of the directors provides shareholders with an orderly means to effect change and communicate their views on the performance of the Company and its directors.

Proponent refers to the yes-no votes cast in 2001 independent of management. The vote of management shareholders cannot and should not be disregarded any more than the significant number of other shareholders who chose not to support this proposal. Moreover, the test for passage of the proposal under Delaware law is not a plurality of the yes-no votes cast, as proponent suggests, but is the percentage of shares present and entitled to vote at the meeting. This requires inclusion of abstentions as well as yes and no votes in the total number of votes cast. Proponent's 2001 annual election of directors proposal received 45.06% of the shares present and entitled to vote at the meeting. If, as proponent suggests, this vote is calculated independent of management, that is management votes are disregarded and removed from the total of votes cast for, against, and abstaining, the proposal would not have received a majority of the vote in 2001.

Approval of the proposal would not automatically eliminate the classified board, as this proposal is only a recommendation. Eliminating the classified board would require the affirmative vote of at least 75% of the outstanding shares on a proposal to amend Article II, Section 1 of the Company's by-laws, which provides for a classified board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE AGAINST PROPOSAL 7.

6A ACEU

specific performance targets management will be held accountable for, given the inordinate compensation packages recently awarded to US Airways executives. The compensation committee reports that for the performance periods ending in 1999 and 2000, the performance objective is to achieve the weighted average of pre-tax adjusted income margins of selected competitors.

The union also criticizes the widening gap between the compensation paid to executives and that earned by lower-level employees. According to the union, it would take an entry-level flight attendant at US Airways more than 2,000 years to earn what Wolf or Gangwal made in 1998. That kind of wage gap, the union says, can have detrimental effects on employee morale and productivity.

Shareholder Proponent Encounters Voting Glitches at Two Targets

PROBLEMS WITH CASTING VOTES, PRESENTING PROPOSAL. When some ***Boeing*** shareholders tried to vote their proxies by e-mail or by telephone on April 23, they were surprised to find a message telling them that voting had been closed so that Boeing could tabulate results for the annual meeting. Originally, shareholders said they had been told that they could cast their proxy votes via e-mail or telephone any time before noon Seattle time on April 25.

Because the shareholder proposal asking Boeing to declassify its board ultimately received a very close 49.9 percent of the votes cast (according to preliminary results released by the company at the meeting), some shareholders are suspicious of the premature voting cut off. "The company presumably hired a professional outside firm to do this and how this firm could make such a basic error as cutting off voting two days early just doesn't make any sense," said John Chevedden, who submitted the classified board proposal. He also noted that this was not the first year Boeing had allowed proxy voting by internet or telephone, so the company should have worked out all of the glitches in the process by now.

Peter Conte, a spokesman for Boeing, called any suggestion that the company had anything to do with the voting cut off "erroneous and off-base." He said that due to a technological glitch, the company's transfer agent had inadvertently ended voting prematurely. "It was beyond our immediate control," he said. Shareholder complaints about the way the internet voting was conducted are being addressed by the corporate secretary's office, Conte said. He said that office was explaining to concerned shareholders how the technological glitch took place.

At a news conference following the annual meeting, Boeing Chairman Phil Condit said the board would consider the merits of the declassifying the board, but voiced his preference for staggered terms. "This is a business that has a very important long-term piece to it," he said. "Continuity on the board has a real advantage."

Preliminary voting results from Boeing indicate that a shareholder proposal on cumulative voting for election of directors received 25.4 percent of the votes cast and a shareholder proposal recommending the creation of an independent lead director received 21.8 percent of the votes cast.

Chevedden is experiencing a voting glitch at another company. His proposal asking ***Paccar*** to declassify its board appeared on the company's proxy statement, but the voting tally on the proposal was not released because the company said the resolution never was presented at the annual meeting. Chevedden said he sent a representative to the meeting to present the proposal, and although the company acknowledged that this person was seated, it never called upon Chevedden's representative to make the presentation. He sent a letter May 6 to Paccar Chairman Mark Pigott asking him to explain the reason that his representative was not called upon to present the resolution. He requested that Pigott respond before May 10, "while recollections are still fresh." Chevedden also sent a copy of that letter to Carolyn Sherman in the Office of Chief Counsel at the SEC.

Glen Morie, general counsel for Paccar, says Chevedden should be upset with his representative, not the company. Morie said the representative was admitted to the meeting, but failed to present the proposal. "The chairman asked if anyone wanted to present the proposal and there was no response," he said. Another proposal asking the company to allow shareholders to redeem or vote on the company's poison pill was presented at the meeting by a representative of the Laborers International Union of North America. Janice Damato, the company's corporate secretary said 56 percent of the votes cast were in opposition to this poison pill proposal. She said those results are preliminary and that the company has not released a tally on the votes cast for the proposal.

Union Submits Shareholder Proposal to German Company

EXTENDS REACH OVERSEAS. The United Steelworkers of America has filed a shareholder proposal with the German tire and auto parts manufacturer ***Continental AG***. The proposal, which will be considered at the company's June 1 annual meeting, asks Continental shareholders to withhold discharge, or indemnification, of the company's management board until it adopts a corporate code of conduct based on the International Labor Organization's Conventions, including the right to form unions, collectively bargain, and strike. The labor union said it will actively solicit other shareholders to vote in favor of the resolution.

Local 850 of the USWA in Charlotte, N.C., currently is in the seventh month of an unfair labor practice strike at Continental's U.S. subsidiary, ***Continental General Tire***. In November 1998, the company hired hundreds of permanent replacement workers and notified the strikers that they would lose their jobs. The hiring of permanent strikebreakers is illegal in Germany.

The steelworkers contend that Continental General Tire has practiced unfair labor practices, violating U.S. labor laws.

"Our union is taking assertive action in the United States

Shareholder Proposals

Continued from page 1

ing regulators, increasing administrative costs, pitting managers against shareholders, polarizing the governance debate, and unsettling relations between companies and shareholders.

Today, no one is satisfied with the operations of Rule 14a-8. Criticism comes from all sides, particularly from the participants—institutional investors, issuers, and the SEC Staff.

Investor Frustration

Despite nearly 15 years of successful activism and governance reforms (measurable not only in the quantity of proposals and favorable vote results, but also in their impact on corporate behavior), most institutional investors are deeply frustrated by the shareholder proposal process. New York City Comptroller Alan G. Hevesi, expressing a view shared by many shareholder advocates, dismisses shareholder proposals as "foolish child's play." He condemns the process in general terms as

> a flawed system under which corporate directors routinely ignore majority votes for non-management proposals, rendering them value-less and ineffective, while, at the same time, giving majority votes full value and effectiveness when they are cast for management proposals. This double standard is undemocratic and inimical to the rights and interest of shareholders.[1]

Many other investors would agree with Mr. Hevesi's view. The Council of Institutional Investors, the influential advocacy group for pension funds, labor unions, and shareholder activists, is deeply concerned about what it sees as "corporate indifference" to successful shareholder resolutions. At its Fall 2000 Conference, the Council's membership toughened its policy statement, recommending that boards should be required to take any action recommended in shareholder proposals supported by a majority of votes cast and that if shareholder approval is required for the action, the board should submit the matter to a binding vote at the next shareholder meeting.[2]

In a similar vein, the policy statement of Institutional Shareholder Services, the ubiquitous proxy voting agency for institutional investors, recommends "votes should be WITHHELD from directors who . . . ignore a shareholder proposal that is approved by a majority of the votes cast for two consecutive years."[3]

During the 2000 proxy season more than 40 corporations found themselves in precisely this situation. At each of these companies' annual meetings, shareholder proposals, usually involving policy matters such as board classification or shareholder rights plans (poison pills), drew support from a majority of votes cast—in some cases for the second or third consecutive year.

Company Complaints

On the other side of the debate, corporate issuers are also frustrated by the burdens of shareholder proposals, but for very different reasons. Echoing the views of many issuers, attorney Charles M. Nathan recently explained that "the current SEC rule . . . encourages a huge amount of wasted time and effort dealing with what are at best frustrating campaigns to change commonly accepted corporate paradigms . . . and at worst exercises in deciphering gibberish." His conclusion

> Second guessing board and management decisions and grousing about corporate or social issues through precatory resolutions has little obvious relevance to wealth creation. Rather, in a perverse way it destroys value through the distractions and costs it imposes on the system for the sake of making shareholders feel good about the process.[4]

Issuers also complain about unfair charges that corporate directors are "ignoring" the will of shareholders. This claim is repeated endlessly by investor groups and the media whenever boards decline to take actions recommended in Rule 14a-8 proposals, even though the proposals are non-binding. Many companies believe that directors already devote too much time to dealing with matters related to shareholder proposals. In a private interview one corporate director went so far as to complain about the hypocrisy of activist shareholders who clamor for director independence but then punish directors who exercise their independence against the activist party line. Rule 14a-8, in the view of many issuers, has outlived its usefulness and should be junked or drastically reconfigured.

SEC Staff Woes

Finally, regulators are also dissatisfied with the operation of Rule 14a-8. David B.H. Martin, Director of the SEC's Division of Corporation Finance, has warned repeatedly that administration of the rule is consuming staff time and wasting public funds. According to Martin, the task of processing nearly 500 no action letters during the

3 – Elect Each Director Annually
Adopt Proposal Topic That Won Our 50%-Plus Approval

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly. This includes the bylaws.

This proposal is submitted by Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a Council of Institutional Investors www.cii.org core policy.

Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2002. Institutional investors own 62% of Boeing stock.

Serious Challenges Faced by our Company

Shareholders believe that the serious challenges faced by our company in the past year demonstrate a need for shareholders to vote annually regarding each director:

1) Boeing acknowledged that it will fall behind Airbus. Airbus expects to make 300 deliveries in 2003 compared to Boeing's 285 deliveries.
2) Low demand for 747s, 757s and 767s results in production of only one of each per month.
3) 737 rudder fix to cost Boeing nearly $1 billion.
4) Boeing shares slip to $30, well off the 52-week high of $51, as Boeing targets its 30,000th job for elimination.
5) Boeing commercial satellite and launch business may be several years from recovery.
6) Boeing will take a $250 million charge due to the battered airline industry.
7) Even more unsettling for investors, Boeing could be forced to take a much larger charges if United Airlines files for bankruptcy.

Flaws in Company Study of this Proposal Topic after 4-years to prepare analysis

There is evidence that our management has not thoroughly researched shareholder proposal topics. For instance in our management's 2002 formal statement on this topic:

1) Six sentences are restricted by the subjective word "believe."
2) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic.
3) Our management claimed that directors are just as accountable with 3-year terms as with one-year terms. An analogy would be a claim that Boeing employees would be just as accountable by changing to 3-years between job reviews.
4) From the text our management appears to over-rely on an entrenched long-term strategy.

Our vote exceeded 50% at 2 annual meetings

This proposal topic won more that 50% of the yes-no votes at our 1999 and 2002 annual meetings in spite of vote tabulation irregularities (1999).

39 **Shareholder resolutions should be binding**

40 Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst
41 Boards" cover-page report, October 7, 2002. Shareholders believe that, consistent with directors
42 accepting our yes-votes in 1999 and 2002 for their own election, directors should give equal value
43 to our yes-votes for shareholder proposals.

44 To protect our investment money at risk:

45 **Elect Each Director Annually**

46 **Adopt Proposal Topic That Won Our 50%-Plus Approval**

47 **Yes On 3**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2002

The proposal recommends that each director be elected annually.

We are unable to concur in your view that Boeing may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Delete the heading that begins "Adopt Proposal Topic . . ." and ends ". . . 50%-Plus Approval";
- delete the sentence that begins "Twenty-five (25) proposals . . ." and ends ". . . major companies in 2002";
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;
- delete the paragraph that begins "Another CII Policy . . ." and ends ". . . own 62% of Boeing stock";
- delete the subheading and paragraph that begins "Flaws in Company Study . . ." and ends ". . . entrenched long-term strategy";
- delete the subheading that begins "Our vote exceeded . . ." and ends ". . . 2 annual meetings";
- provide a citation to a specific source for the phrase "in spite of vote tabulation irregularities (1999)" in the sentence that begins "This proposal topic won more . . ." and ends ". . . vote tabulation irregularities (1999);
- delete the sentence that begins "Shareholders believe that, consistent with directors . . ." and ends ". . . our yes votes for shareholder proposals";
- delete the phrase "To protect our investment money at risk."

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Boeing with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor